FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **February** .... ,2002
....SCANIA AB....................................
.........................S-151 87 SÖDERTÄLJE, SWEDEN.........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............. No...**X**.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

..............................SCANIA AB....................
(Registrant)

March 6, 2002

By..
Kaj Lindgren
Group Vice President,
Corporate Development

Scania at the RAI truck exhibition:

Focus on IT, transport efficiency and road safety

Scania today launches a new fleet management system for truck operators. Connecting the truck fleet to the office via the Internet opens new possibilities to monitor and interact with the vehicle fleet. This further boosts the efficiency and earning capacity of transport operations.

Scania also pursues the safety initiatives launched in Brussels in November. The Young European Truck Driver and the road database initiatives both involve co-operation with EU bodies and other stakeholders across the Continent.

New fleet management system

Scania's fleet management system comprises a range of new modules that can be combined in several ways to suit operators' needs. Communication is either one-way, allowing the office to monitor each vehicle in the fleet, or two-way, enabling interaction between the office and the vehicle. The messaging system, which is based on SMS messages, can be used to handle driving orders. Positioning and alarm modules are also available.

The simple web-based office interface provides round-the-clock access via the local websites of Scania distributors. Password-protection gives users exclusive access to their own data.

Performance and utilisation data from each vehicle can be processed in several ways. The system is designed to measure and compare data for individual vehicles and drivers. Fuel consumption and performance data can be followed up in detail and areas pinpointed where there is scope for efficiency improvements.

The in-cab equipment is based on a handheld computer with a touch screen that handles all types of information, including an integrated mobile telephone.

Safety initiatives

At a top-level safety conference hosted by Scania in Brussels in November 2001, Scania launched two new initiatives to promote road safety. Among the attendants were more than 250 decision-makers from the European Commission, the European Parliament, as well as other EU officials, road safety experts, journalists and industry representatives (www.scania.com, Media services, Events, Scania Road Safety Seminar 2001).

The ambitions of the EU presented at the conference is to halve road traffic fatalities from more than 40,000 to 20,000 between 2000 and 2010.

Young European Truck Driver: The shortage of truck drivers in Europe today means that less experienced drivers are entering the business. The objective of this initiative is therefore to promote safety, raise the competence and influence attitudes towards truck driving. Scania intends to run the project in co-operation with the European Commission Directorate for Transport and Energy.

Young drivers will be invited to a competition in safe and efficient driving. The competition will involve EU countries and several other countries, with regional and national qualifying rounds. The European final, which is scheduled for early 2003, will test all the essential competences of a good driver. The best and safest truck driver in Europe will be appointed to serve as a model for other young drivers.

Road database with hgv data: A well functioning digital road infrastructure on a pan-European level is fundamental to further developments within intelligent transport systems (ITS). Road administrations, mapping agencies and private companies in several EU countries are now co-operating to work out a project proposal for a Harmonised European Road Data Solution (HERDS). The objective is to pave the way for the creation of a digital European road infrastructure.

The European road data solution will be built on identified user requirements. Scania's initiative will gather stakeholders in road transport and road safety to identify the parameters needed to incorporate heavy vehicle data in the database, how this could be accessed and updated, etc.

The special requirements of commercial vehicles include weight, height, length and width restrictions, as well as noise and environmental considerations. Information about the fastest, safest or shortest route for heavy traffic would be useful for truck operators to achieve maximum efficiency and minimum environmental impact. In addition, this would reduce stress and congestion.

The stakeholders include EU bodies, national road administrations, internet-based map companies, transport operators, research institutes, automotive component and systems suppliers, as well as other truck manufacturers.

6 February 2002

Scania top-ten truck markets 2001

		Total Jan-Dec	% change from 2000	Market share % 2001
1.	Brazil	5,266	2.2	29.2
2.	Great Britain	5,137	-23.8	15.5
3.	France	4,281	-13.7	9.3
4.	Germany	4,246	-26.7	8.3
5.	Italy	3,304	-1.5	13.5
6.	Spain	3,176	-12.9	12.1
7.	The Netherlands	2,410	-23.5	17.6
8.	Sweden	2,040	-13.5	47.9
9.	Belgium	1,461	-6.1	17.4
10.	South Korea	1,213	+161	15.0

Total heavy truck registrations, western Europe	234,860 (-3.6%)
Scania registrations, western Europe	31,787 (-16.1%)
Scania market share, western Europe	13.5% (15.6)

For further information, please contact Hans-Åke Danielsson,

Business Communications, tel +46-8-553 856 62, mobile +46-70-346 88 11.

14 February 2002

Korea:

Scania Finance Korea contributes to the truck boom

As part of the drive to further boost Scania's fast growing South Korean truck operations, Scania has formed its first ever finance company outside Europe, Scania Finance Korea Ltd.

The main thrust of the new company's operations lies in customer credit management and financial advisory services. As demand continues to grow, the company will also offer truck customers more diversified financial services.

The MD of the company is Sang Won Lee and the executive management includes Claes Jacobsson, Senior Vice President, Customer Finance, in addition to Staffan Sjögren, MD of Scania Korea.

The new finance company started operating on 1 February 2002.

Truck sales in South Korea have shown considerable growth over the past two years. In parallel, Scania has extended its sales and service network throughout the country to encompass eight sales offices and 12 service workshops. In 2000, Scania recorded sales of 471 vehicles in the country, a figure that grew to 1,213 just one year later. The current year has got off to a flying start, with about 300 vehicles already in the order book at the end of January.

Financial services are at present one of Scania's fastest growing business areas, alongside sales of repair and maintenance services.

For more information please contact Bo Östlund, Business Communications,
telephone +46 8-553 82846 or +46 70-543 8142.

25 February 2002

New member of Scania Group Management with responsibility for Scania Commercial System

Håkan Sundström, 49, has been appointed Senior Vice President, Scania Group Management with effect from 1 April. He will be responsible for the Scania Commercial System, which is a strategic management resource for Scania's sales and service organisation.

The Scania Commercial System owns and embraces all of Scania's sales and service companies, with the exception of those in South America. In his new role, Håkan Sundström, who has served as MD of Scania Österreich since 1988, will be responsible for the development, coordination and implementation of common working practices in Scania's commercial operations.

For further information, please contact Hans-Åke Danielsson, acting Public Relations Officer, Tel. +46-8-53 85662 or +46-70-346 8811.

26 February 2002

Bus boom for Scania in Italy:

Flying start with 138 buses in two months

Scania's successes on the Italian bus market are continuing, with orders for 138 buses since the start of this year alone. Forty-five are Scania OmniCity low-floor buses for inner-city operations, relates Henry Jonsson, Managing Director of Scania Bus Italy.

The largest single orders so far this year are for 60 buses in route operations for the city of Palermo and 30 city buses (OmniCity) for Genoa.

Scania's increased focus on Europe's third largest bus market resulted in 2001 in a sales increase of more than 50 percent, to just over 300 buses. This gave the company a total market share of about 8 per cent.

It was two years ago that Scania made a successful breakthrough into the Italian city bus segment with the OmniCity low-floor bus. Since then, more than 130 OmniCity buses have been sold to various Italian cities.

One proof of Scania's successful drive is that the company recently received an award from the country's largest trade publication in the transport sector – Tuttotrasporti – to mark its successes on the Italian city bus market.

"In the tourist coach segment, where Scania has a long tradition, we reached a market share of 12 per cent with sales of 120 coaches," concludes Henry Jonsson.

For further information, please contact Gunnar Boman, telephone

+46 8 55389510 or +46 70 5508606.

1 March 2002

Scania to sell Din Bil Sverige AB

Scania has agreed to sell Din Bil Sverige AB to Volkswagen AG of Germany. The transaction can be completed after examination and approval by the

competition authorities concerned.

The divestment of the car importer is part of Scania's strategy of concentrating its operations on commercial vehicles. The task of dividing Scania's formerly common sales and service network for cars and commercial vehicles has now been completed. Earlier this year, Scania made a similar agreement to sell its 50 percent shareholding in the Swedish importer Svenska Volkswagen AB to Volkswagen AG.

Din Bil Sverige AB includes Volkswagen, Audi, Seat and Skoda as well as Porsche dealerships in the major metropolitan regions of Stockholm, Gothenburg and Malmö-Helsingborg. Its operations employ about 1,200 people and the company accounts for about one third of the sales of these car makes in the Swedish market.

The approval of the sale by Scania's Board of Directors was preceded by a financial fairness opinion provided by ABN-Amro Bank.

The purchase price is about SEK 450 million. Scania's capital gain amounts to about SEK 300 m.

For further information, please contact:

Hans-Åke Danielsson, Scania Business Communications, tel +46-8 5538 5662,

mobile +46-70 346 8811

4 March 2002

Scania preferred supplier to global

construction materials group

Scania and Holcim have signed a Frame Agreement where Scania is one of the preferred suppliers of on-road trucks to Holcim. The agreement is the first global deal made by Scania International Fleet Development Ltd, a recently

established company based in the UK.

The Frame Agreement provides the basis for the relationship between Holcim and the Scania world-wide network for the purchase of up to 400 vehicles during 2002 in Latin America, Europe, Africa, The Middle East and Australia.

Holcim is one of the world's leading producers and suppliers of building materials, such as cement, aggregates and concrete. From its origin in Switzerland, the Group has grown into a global player with a strong market presence in over 70 countries on all continents. Holcim operates in excess of 3,000 vehicles. More than 47,000 employess contribute to the succes of Holmcim world-wide.

"Scania International Fleet Development were able to offer a co-ordinated approach for our global purchasing requirements by utilising the existing strength of the Scania distribution network. We also welcome the company's ability to match our own commercial organisation by providing focused global key account management, in-

corporating simplified business information from a central point of contact" says

Alois Zwingi, CEO of Holcim Commerce Ltd., the company that manages global strategic sourcing for Holcim Ltd.

Scania International Fleet Development Ltd is the international sales unit of Scania. Established specifically to develop business relationships with international clients, the company focuses on international and cross border fleet sales, global account management and the co-ordination of added value service offerings from the Scania distribution network. By combining these facilities Scania has the ability to

develop consistent, global solutions for its global customers.

For further information, please contact Hans-Åke Danielsson,
Business Communications, tel +46-8-553 856 62, mobile +46-70-346 88 11.